Exhibit 99.1

PROVINCE OF MANITOBA

Supplement to the 2023/24 Second Quarter Report

2023/24

Honourable Adrien Sala
Minister of Finance

December 2023

Manitoba

Indigenous Land Acknowledgement

We recognize that Manitoba is on the treaty territories and ancestral lands of the Anishinaabe, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of Treaties and Treaty Making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

SUPPLEMENT TO THE 2023/24

SECOND QUARTER REPORT

TABLE OF CONTENTS

4 Introduction 5 Overview of Changes from Budget 2023 to Present 6 Post Election Priorities and Strategies

INTRODUCTION

The Second Quarter Report, published on December 5, 2023, outlined Manitoba’s fiscal context based on the most recent economic forecast and the policy decisions of the previous government as of September 30, 2023.

This supplement to the report outlines the fiscal impact of the priorities and expenditure management strategies of the new government sworn in on October 18, 2023.

The new government took office at a time when Manitoba is forecasting the largest deficit in its history except for 2020/21, the COVID-19 year. In the six months between Budget 2023 and the second quarter economic and financial update, the province’s financial position deteriorated significantly. The Second Quarter Report forecasts a deficit of $1,612 million. This is an increase of $1,249 million from the budgeted deficit of $363 million in Budget 2023.

The new government has retained a firm to review the province’s financial situation and provide outside expertise. The review is underway and its findings will be made public.

The new government’s priorities for 2023/24 are being implemented with no expected change to the deficit forecast. The costs of new in-year program and initiative spending approved by the new government are offset by expenditure management and fiscal accountability strategies. This report outlines several of these initiatives and strategies with no incremental negative impact to the deficit forecast.

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OVERVIEW OF CHANGES FROM

BUDGET 2023 TO PRESENT

The chart below updates the deficit forecast from the Second Quarter Report to depict the changes in revenue and expenditures from decisions made by the new government since taking office. These changes have no net impact on the forecasted deficit.

Changes from Budget 2023

In addition to the Fuel Tax Holiday, the new government has announced $10 million of new Health Initiatives including additional acute care beds, increased surgical slates, additional beds for Alternative Isolation, and HIV and Sexually Transmitted and Blood Borne Infections Support Programs.

An additional $31 million is dedicated to urgently address the winter response to homelessness across Manitoba as well as temporary accommodations for new arrivals. Initiatives include providing supports and housing through Manitoba Housing, private rental, hotel rooms and shelters for at risk population, across Manitoba. The total new spending of $123 million is fully offset by expenditure management.

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POST ELECTION PRIORITIES AND STRATEGIES

Major Revenue Variances

FUEL TAX HOLIDAY:

The new government enacted legislation changes that suspend the 14-cent-a-litre fuel tax for at least six months, starting January 1, 2024. The Fuel Tax Amendment Act covers gasoline and diesel, including marked gasoline, for a net reduction of revenues of $82 million for 2023/24. This revenue variance has been offset by expenditure reductions.

The average household fuel tax savings are estimated to be $250 for a two-vehicle family during the six-month fuel tax holiday, as illustrated in the table below.

Number of Vehicles	Estimated Fuel Tax Savings

	Monthly	Quarterly	Semi- Annually
One Vehicle	$21	$63	$125
Two Vehicles	$42	$126	$250

The total savings to Manitobans, businesses, and municipalities during the six-month fuel tax holiday is estimated at approximately $163 million. Savings will primarily be seen by households at the pumps across the province.

The government will monitor import fuel prices and prices at the pump during the fuel tax holiday.

Major Expenditure Variances

PRIORITIZING HEALTHCARE EXPENDITURES:

Manitoba Health, Seniors and Long-Term Care is forecasting a $566 million over expenditure. The new government is implementing some immediate measures to reduce duplication, improve accountability and service delivery.

The new government wound down the Diagnostic and Surgical Recovery Task Force, with a budget of $130 million in 2023/24. The remaining funding is redirected toward other public health-care projects that remain focused on surgeries and diagnostics and developing long-term capacity for the surgical needs of Manitobans along with addressing surgical and diagnostic wait times.

New investments include a mobile MRI service that will be deployed in the Northern Regional Health Authority, an expansion of surgical slates at the Grace Hospital and the expansion of spinal surgery programs at Brandon Regional Health Centre, Concordia Hospital, and the Health Sciences Centre in Winnipeg.

In relation to emergency department overcrowding, a plan to add new acute care beds to emergency departments will start with the addition of new beds in the current year. These investments are funded by the redundant service delivery and administrative costs within the Diagnostic and Surgical Recovery Task Force budget.

Addressing challenges in the healthcare system is Manitoba’s top priority, with an immediate focus on supporting the healthcare workforce and improving patient outcomes.

REFOCUSING ECONOMIC DEVELOPMENT:

Manitoba disbanded the Economic Development Board, whose activities created expenditure commitments that were not part of a program or whose long-term fiscal impact were not adequately reviewed by government. These economic development activities were consolidated into Manitoba Economic Development, Investment, Trade and Natural Resources. The department will be developing central programs and strategies that are aligned with and supported by other departments.

WINTER RESPONSE PLAN FOR HOMELESSNESS AND TEMPORARY ACCOMMODATIONS:

As a result of consultations with Municipalities and Agencies in November and December a winter response plan for the unique needs of homeless populations was developed. In order to address the issue, funding will be allocated to projects targeting people who are homeless or at risk of becoming homeless, providing supports and vacant Manitoba

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Housing units and units owned by non-profit providers, providing supports and subsidies in the private rental market, and hotel rooms and expanding shelter spaces.

Temporary accommodations support new arrivals to Manitoba on temporary visas to help them with settlement.

The plan also includes outreach to populations in need and flexible funding to agencies working directly with unsheltered people. The province will continue consultations and commit further funding as needed.

ENABLING APPROPRIATIONS REVIEW:

The previous government had budgeted $949 million for enabling appropriations, of which $521 million was for contingencies and unanticipated events. At the time the new government took office, most of this contingency funding was allocated toward above-budget healthcare collective agreement settlements and to new initiatives that were not in the budget.

Departmental spending necessary to fulfill previous government commitments would have a material impact on enabling appropriations that would surpass the expenditure authority. A review of the Enabling Appropriations budget line identified previous funding approvals that could be redirected to expenditures pressures and the new governments priorities.

EXPENDITURE MANAGEMENT:

Over two-thirds of Manitoba’s expenditures are incurred by the 128 organizations in the Government Reporting Entity, that include health service delivery organizations, universities, colleges, school divisions and Crown Corporations. While most remain within their budgeted spending, material over expenditures are forecasted across several health service delivery organizations in 2023/24, creating significant pressure on Manitoba’s overall fiscal framework.

The new government is undertaking several initiatives to review system costs and the effectiveness of financial management approaches in the organizations forecasting significant over expenditures. These initiatives include a review of capital projects to ensure that capital plans are in alignment with the new government’s priorities and that projects are scoped and delivered efficiently and economically; a financial review of operating expenditures of the organizations forecasting over expenditures; and a centralized review and analysis of departmental spending.

It is expected that these measures will result in further expenditure reductions and a lower net deficit compared to the previous government’s expenditure trends in the current year and will inform the next year’s budget.

GOVERNANCE CHANGES:

Manitoba is making changes to the governance of its Crown Corporations and other government funded entities for aligned governance and oversight to its 128 entities. Changes to the Board of Directors for Manitoba Public Insurance, Manitoba Hydro and Manitoba Liquor and Lotteries Corporation have been announced, with other changes to be announced to ensure boards are aligned with the priorities of the new government.

Further information on the new Board members and the updated mandates for the three major Crowns can be found at:

•	Manitoba Public Insurance https://manitoba.ca/ asset_library/en/executivecouncil/mandate/mpi_ mandate_letter.pdf

•	Manitoba Hydro https://manitoba.ca/asset_library/ en/executivecouncil/mandate/hydro_mandate_ letter_2023.pdf

•	Manitoba Liquor and Lotteries https://manitoba. ca/asset_library/en/executivecouncil/mandate/mllc_ mandate_letter.pdf

BUILDING BUDGET 2024/25

The remainder of the 2023/24 fiscal year provides limited opportunity for significant changes and new initiatives and priorities will be announced in the first budget of the new government.

Manitobans from across the province will have the opportunity to engage in the preparation process for Budget 2024 through in-person and virtual events and through public surveys.

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